

Mail Stop 7010

July 15, 2008

CET Services, Inc.
Attention: Steven H. Davis, President
12503 E. Euclid Dr., #30
Centennial, Colorado 80111

Re: CET Services, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed July 9, 2008
File No. 001-13852

Dear Mr. Davis:

We have reviewed your revised filing and response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers About the Merger, page 9

Q. What happens if the merger is not consummated?, page 10

1.   We note your response to comment 14 in our letter dated June 25, 2008. Please clarify, as you do on page 58, that the break-up fee could result in a substantial liability to CET if CET were to breach its obligations under the merger agreement.

The Merger Agreement, page 53

Number of Shares of Common Stock, page 54

2.   We note your response to comment 31 in our letter dated June 25, 2008. For consistency in presentation, please revise the table on page 54 summarizing the number of shares issuable as a result of the merger to give effect to an assumed 1-for-3 reverse stock split, as you have done in the companion table on page 8.

Please contact Dieter King at (202) 551-3338 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: James Beck, Esq. (Via Facsimile 303-893-2882)